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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                  (RULE 13E-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                              -------------------

                              WOLVERINE TUBE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              -------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
            HAVING AN EXERCISE PRICE OF $20.00 PER SHARE OR GREATER
                         (Title of Class of Securities)
                              -------------------

                                   978093102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              -------------------

                             JOHANN R. MANNING, JR.
           SENIOR VICE PRESIDENT, HUMAN RESOURCES AND GENERAL COUNSEL
                              WOLVERINE TUBE, INC.
                      200 CLINTON AVENUE WEST, SUITE 1000
                           HUNTSVILLE, ALABAMA 35801
                                 (256) 890-0460
           (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                               Michael D. Waters
                                  Suzanne Ashe
                              Balch & Bingham LLP
                      1901 Sixth Avenue North, Suite 2600
                           Birmingham, Alabama 35203
                                 (205) 251-8100

                           CALCULATION OF FILING FEE
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
   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
----------------------------                       ----------------------------
       $ 12,549,083                                            $ 2,510

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*        Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 858,010 shares of common stock of Wolverine Tube, Inc. having an aggregate value of $12,549,083 as of August 16, 2001 will be cancelled and exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:    $ 2,510
                  Form or Registration No.:  Schedule TO-I
                  Filing Party:              Wolverine Tube, Inc.
                  Date Filed:                August 23, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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
                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Wolverine Tube, Inc. (the "Company") with the Securities and Exchange Commission on August 23, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 17, 2001, relating to the Company's offer to eligible option holders to cancel and exchange certain options to purchase shares of the Company's common stock, par value $.01 per share, having an exercise price of $20.00 or greater for replacement stock options to purchase one share of common stock for every two shares underlying the exchanged options upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Options, dated August 23, 2001 (the "Offer to Exchange"), as amended, and accompanying forms.

         This Amendment No. 2 extends the offer period by ten calendar days such that the offer shall expire at 5:00 p.m. Central Time on Monday, October 1, 2001, and provides that the Company expects to accept and cancel properly tendered options on Tuesday, October 2, 2001 and grant replacement options on Thursday, April 11, 2002. All references in the Offer to Exchange and accompanying forms to the expiration date, cancellation date and replacement grant date are hereby amended accordingly.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended to add the following exhibit:

                  (a)      (14) Form of E-mail Communication Regarding Extension
                                of Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.


                                    WOLVERINE TUBE, INC.



                                    /S/ DENNIS J. HOROWITZ
                                    --------------------------------------------

                                    Dennis J. Horowitz
                                    Chairman, President and Chief Executive
                                    Officer

Date: September 19, 2001

                                INDEX TO EXHIBITS

    EXHIBIT
    NUMBER        DESCRIPTION
    ------        -----------
         (a)(1)   Offer to Exchange, dated August 23, 2001.*

         (a)(2)   Form of Election to Exchange Eligible Options.*

         (a)(3)   Form of Notice of Change of Election.*

         (a)(4)   Form of Confirmation of Receipt.*

         (a)(5)   Form of Cover Letter to Eligible Option Holders.*

         (a)(6) Form of E-mail Communication to Eligible Employees, Officers and Directors.*

         (a)(7) Form of Reminder E-mail Communication to Employees, Officers and Directors.*

         (a)(8)   Press Release dated August 23, 2001.*

         (a)(9) Wolverine Tube, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

         (a)(10) Wolverine Tube, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001, filed with the Securities and Exchange Commission on August 15, 2001 and incorporated herein by reference.

         (a)(11)  Supplement to Offer to Exchange, dated September 17, 2001.*

         (a)(12)  Form of E-mail Communication Transmitting Supplement.*

         (a)(13) Form of Confirmation to Option Holders Electing to Participate in the Offer to Exchange.*

         (a)(14)  Form of E-mail Communication Regarding Extension of Offer.

         (d)(1) Wolverine Tube, Inc. 1993 Equity Incentive Plan, as amended and restated, incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 23, 1999.

         (d)(2)   Wolverine Tube, Inc. 1993 Stock Option Plan for Outside
                  Directors, as amended and restated, incorporated by reference to Annex B of the Company's Definitive Proxy Statement on
                  Schedule 14A filed with the Securities and Exchange Commission on April 23, 1999, and Amendment One thereto, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 15, 2001.

         (d)(3)   Non-Qualified Option Agreement No. 2 between Wolverine Tube,
                  Inc. and Dennis Horowitz, incorporated by reference to Exhibit
                  10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

*        Previously filed.